UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment 1)*

Regional Management Corp.

(Name of Issuer)

COMMON STOCK, $0.10 par value

(Title of Class of Securities)

75902K106

(CUSIP Number)

April 23, 2015(1)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  The Reporting Persons named herein are voluntarily filing this amendment to reflect changes in the aggregate amount of shares of the Issuer beneficially owned by them and to reflect changes in the names of certain Reporting Persons, and is not otherwise required to be filed by Section 13 of the Act or the rules thereunder.  The Reporting Persons disclaim any obligation to report future changes in beneficial ownership except as required by applicable law.

CUSIP No. 75902K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glen Capital Partners Focus Fund, L.P. (f/k/a Glen Capital Partners Fund I, L.P.) (EIN 46-2135960)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 1,265,861

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 1,265,861

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,861

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75902K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glen Capital Partners LLC (EIN 46-1943999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 1,265,861

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 1,265,861

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,861

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 75902K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glen Capital Partners GP LLC (f/k/a Glen Capital Partners GP I LLC) (EIN 46-2147160)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 1,265,861

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 1,265,861

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,861

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 9.85%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 75902K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gregory L. Summe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 1,280,734(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 1,280,734(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,734

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 9.96%

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes Common Stock held by members of Mr. Summe’s family where he shares voting and investment control.

CUSIP No. 75902K106

Item 1.	(a)	Name of Issuer: Regional Management Corp.
	(b)	Address of Issuer’s Principal Executive Offices: 509 West Butler Road Greenville, South Carolina 29607

Item 2.	(a)	Name of Person(s) Filing: Glen Capital Partners Focus Fund, L.P. Glen Capital Partners LLC Glen Capital Partners GP LLC Gregory L. Summe
	(b)	Address of Principal Business Office or, if none, Residence: The principal business address of each person filing is: 800 South St. Suite 160 Waltham, MA 02453
(c)

Citizenship:
Glen Capital Partners Focus Fund, L.P. is a Delaware limited partnership
Glen Capital Partners LLC is a Delaware limited liability company
Glen Capital Partners GP LLC is a Delaware limited liability company
Gregory L. Summe is a United States citizen

	(d)	Title of Class of Securities: Common Stock, $0.10 par value
	(e)	CUSIP Number: 75902K106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 75902K106

Item 4.	Ownership.
	(a)	Amount beneficially owned: Glen Capital Partners Focus Fund, L.P.: 1,265,861 Glen Capital Partners LLC: 1,265,861 Glen Capital Partners GP LLC: 1,265,861 Gregory L. Summe: 1,280,734(1)
	(b)	Percent of class: Glen Capital Partners Focus Fund, L.P.: 9.85% Glen Capital Partners LLC: 9.85% Glen Capital Partners GP LLC: 9.85% Gregory L. Summe: 9.96%(1)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Glen Capital Partners Focus Fund, L.P.: - 0 - Glen Capital Partners LLC: - 0 - Glen Capital Partners GP LLC: - 0 - Gregory L. Summe: - 0 -
(ii)

Shared power to vote or to direct the vote:

Glen Capital Partners Focus Fund, L.P.:  1,265,861
Glen Capital Partners LLC:  1,265,861
Glen Capital Partners GP LLC:  1,265,861
Gregory L. Summe: 1,280,734(1)

(iii) Sole power to dispose or to direct the disposition of: Glen Capital Partners Focus Fund, L.P.: - 0 - Glen Capital Partners LLC: - 0 - Glen Capital Partners GP LLC: - 0 - Gregory L. Summe: - 0 -
(iv)

Shared power to dispose or to direct the disposition of:

Glen Capital Partners Focus Fund, L.P.:  1,265,861
Glen Capital Partners LLC:  1,265,861
Glen Capital Partners GP LLC:  1,265,861
Gregory L. Summe: 1,280,734(1)

(1)  Includes Common Stock held by members of Mr. Summe’s family where he shares voting and investment control.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 75902K106

Item 10.	Certification.

By signing below the undersigned each certifies that, to the best knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2015

/s/ Gregory L. Summe
Gregory L. Summe, individually, and as sole member of Glen Capital Partners LLC and Glen Capital Partners GP LLC for itself and as the general partner of Glen Capital Partners Focus Fund, L.P.

CUSIP No. 75902K106

Exhibit A

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Regional Management Corp., and that the amended Schedule 13G to which this Agreement is appended as Exhibit A is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 24th day of April 2015.

/s/ Gregory L. Summe
Gregory L. Summe, individually, and as sole member of Glen Capital Partners LLC and Glen Capital Partners GP LLC for itself and as the general partner of Glen Capital Partners Focus Fund, L.P.